Owens-Illinois, Inc. Toledo, OH 43666 +1 419 247 5000 tel +1 419 247 8450 fax www.o-i.com

August 14, 2006

VIA EDGAR TRANSMISSION

Ernest Greene
Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Owens-Illinois, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 1-9576

Owens-Illinois Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 33-13061

Dear Mr. Greene:

We are in receipt of the Staff’s letter, dated July 28, 2006, with respect to the above-referenced Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.  The Staff’s comments are set forth below in bold, followed by our response to each comment.

Form 10-K for the Year Ended December 31, 2005

General

1.              Where a comment below requests additional disclosures or other revisions, please show us the proposed revisions in your response.  Such revisions may be included in your future filings.  Our comments on the Form 10-K you filed for Owens-Illinois, Inc. also pertain to the Form 10-K you filed for Owens-Illinois Group, Inc.

Financial Statements

Consolidated Cash Flows, page 64

2.              We have read your response to comment three from our letter dated June 16, 2006.  Paragraph 28 of SFAS 95 states that you should begin with net income when reconciling to operating cash flows using the indirect method.  Accordingly, please revise your proposed disclosure to eliminate the subtotal “Earnings (loss) from continuing operations.”

Response:  The Company has revised the proposed format of the Statement of Cash Flows as follows:

CONSOLIDATED CASH FLOWS   Owens-Illinois, Inc.

Dollars in millions
Years ended December 31,	2006		2005	2004
Operating activities:
Net earnings (loss)	$	XXX.X	$(558.6)	$235.5
Net earnings of discontinued operations			(63.0)	(64.0)
Non-cash charges (credits):

*** The remainder of the statement is not presented as there are no other changes to the format. ***

Although not applicable to the Company’s Form 10-Q for the quarters ended March 31 and June 30, 2006, the Statement of Cash Flows will be revised as shown above in quarterly and annual filings when discontinued operations are presented.

25.       Accounts Receivable Securitization Program, page 108

3.              We have read your response to comment eight from our letter dated June 16, 2006.  We understand that you reflected the cash received from receivables sold to the special purpose vehicle, SPV1, as operating cash inflows at the time of the sale.  Please disclose how you have reflected the cash inflows related to the subsequent collection of the receivables held by SPV1 at December 13, 2005.  Please also disclose the amount, by quarter, of previously sold receivables for which you received payment subsequent to December 13, 2005.

If you have classified the subsequent receipts as an operating cash flow, please tell us the basis for that classification and disclose to readers that this is the second time that cash inflows related to the same receivables are being included in operating cash flows.  In addition, it would appear that the requirements of paragraph 22(a) of SFAS 95 were met the first time you recorded the cash inflows from the original sale of these receivables.  Please tell us your basis in GAAP for treating the subsequent cash inflows from these previously-sold receivables as operating activities as opposed to investing activities.  See paragraphs 15, 16(a) and 17(a) of SFAS 95.

Response: The Company will expand its footnote disclosure to clarify that the cash inflows related to the subsequent collection of its trade accounts receivable held by SPV1 at December 13, 2005 have been reflected as a component of cash flows from operating activities.  The Company will also disclose the amount, by quarter, of the cash inflows related to the subsequent collection of its trade accounts receivable held by SPV1 at December 13, 2005.  Accordingly, the Company has expanded the paragraph in Note 3 of its recently filed Form 10-Q for the quarter ended June 30, 2006 that discloses information about the accounts receivable securitization program as follows (added language underlined):

“During the fourth quarter of 2005, the Company expanded the capacity of its European accounts receivable securitization program from €200 million to €320 million to include operations in Italy and the United Kingdom.  The accounts receivable securitization program provides lower costs of financing than traditional bank debt.  The terms of this expansion resulted in changing from off-balance sheet to on-balance sheet accounting for the program by consolidating both the trade accounts receivable in the program and the secured indebtedness of the same amount.  During the first and second quarters of 2006, cash received from customers in payment of the trade accounts receivable that were in the program at the date of its consolidation amounted to approximately $122.8 million and $4.5 million, respectively.  These receipts are included in determining the changes in components of consolidated working capital as presented in the reconciliation of cash flows from operating activities in the accompanying Condensed Consolidated Statement of Cash Flows.”

Similar disclosures will be included in future filings to the extent applicable.

The Company believes that the cash flow reporting related to the consolidation of SPV1 should be consistent with the cash flow reporting for business combinations.  There were no investing cash flows to report related to the business combination at the consolidation date of December 13, 2005 since no consideration changed hands.  Subsequent to the consolidation date, the Company believes that the cash received from customers in payment of the trade accounts receivable and the offsetting effect of the creation of new trade receivables should be included in determining the change in components of working capital as part of operating activities under the provisions of paragraph 22(a) of SFAS 95.

The Company believes that the provisions of paragraphs 15, 16(a) and 17(a) of SFAS 95 as they relate to investment in loans or other types of debt securities are not applicable because the Company consolidated SPV1; it did not make a direct investment in securities.

*              *              *              *              *              *

Owens-Illinois, Inc. acknowledges the following: the company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John J. Huber at (202) 637-2242 or Tracy K. Edmonson at (415) 395-8010 if you have any questions or comments regarding the foregoing.

Very truly yours,

/s/ Edward C. White

Edward C. White
Senior Vice President and Chief Financial Officer

cc:	John J. Huber, Latham & Watkins LLP
Tracy K. Edmonson, Latham & Watkins LLP